                       COMMUNICATION CABLE, INC.
       CORPORATE OFFICES    PO BOX 1757    SANFORD, NC 27331 USA
                  (919) 775-7755    FAX (919) 776-5601


                      (CCI Logo appears here)

                                January 25, 1996
To Our Stockholders:
       Reference is made to the Company's Schedule 14D-9 previously mailed to you on December 12, 1995 in response to the Tender Offer by Kuhlman Corporation initiated on November 29, 1995, and subsequent amended Schedule 14-D-9's mailed by the Company.
       On January 23, 1996, Kuhlmun again amended its Tender Offer, increasing the price per share from $13 1/16 to $14.00, after the execution of the Merger Agreement with Pentair, Inc., described below. That amendment extended the offer from January 31 to February 15, 1996. The offer is still subject to certain other conditions.
       Previously, on January 17, 1996, Kuhlman had amended its Tender
Offer by increasing the purchase price from $12.00 per share to $13
1/16 per share, net to the seller in cash. In addition to changing its price, Kuhlman amended the "Minimum Tender Condition" of its tender offer to require beneficial ownership by Kuhlman, giving effect to the tender offer, of a majority, excluding shares already owned by Kuhlman (rather than the 80% set forth in its original offer) of common shares outstanding.
       On January 15, 1996, the Company had signed a non-binding letter of intent to merge with a subsidiary of Pentair, Inc., a publicly held holding company located in Minneapolis, at a cash price of $13.00 per share for each share of outstanding company common stock. Then on January 20, 1996, the Company signed an Agreement and Plan of Merger with Pentair and a Pentair subsidiary, providing for a merger of the Company with such subsidiary at a cash price of $13.50 per share for each share of outstanding Company common stock. Pursuant to the terms of the Merger Agreement, the Company granted to Pentair an option to purchase up to 300,000 shares of the Company's common stock at $13.50, exercisable until February 22, 1996. The Company will be required to pay Pentair a $1,000,000 termination fee, plus expenses of up to $250,000, if the Company is acquired by another party and under certain other circumstances. Consummation of the merger is subject to CCI shareholder approval and certain other conditions. Pentair has not yet responded to the $14.00 Kuhlman Offer.

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       The Board of Directors takes no position with respect to the
Kuhlman Tender Offer at this time.

      The enclosed copy of the Company's Amendment No. 3 to its Schedule 14D-9, as filed with the Securities and Exchange Commission, describes the Board's decision and contains other important information relating to this decision. We urge you to consider this information carefully.

     By Order of the Board of Directors.

                           Sincerely,
                           (Signature of James R. Fore)
                           James R. Fore President

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                AMENDMENT NO. 3
                                       TO
                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                           COMMUNICATION CABLE, INC.
                           (Name of Subject Company)
                           Communication Cable, Inc.
                      (Name of Person(s) Filing Statement)
                     Common Stock Par Value $1.00 Per Share
                         (Title of Class of Securities)
                                  203378 I0 4
                     (CUSIP Number of Class of Securities)
                                 James R. Fore
                     President and Chief Executive Officer
                           Communication Cable, Inc.
                             1378 Charleston Drive
                              Post Office Box 1757
                         Sanford, North Carolina 27331
                                 (800) 410-9473
                 (Name, address and telephone number of person
                authorized to receive notice and communications
                 on behalf of the person(s) filing statement.)
                                With a Copy to:
                               L. Bruce McDaniel
                             Post Office Box 58186
                         Raleigh, North Carolina 27658
                                 (919) 872-3000

            Communication Cable, Inc. hereby amends its Schedule 14D-9 (the "Statement"), originally filed on December 12, 1995, with respect to the tender offer by Kuhlman Corporation initiated on November 29, 1995. Capitalized terms not defined herein have the meaning assigned to them in the Statement.
Item 2.   Tender Offer of the Bidder.
Additional paragraphs are added to Item 2. as follows:
            On January 17, 1996, Kuhlman amended its Tender Offer by Amended 14D-1, increasing the purchase price in its previously announced tender offer for any and all outstanding shares of common stock of the Company from $12.00 per share to $13 1/16 per share, net to the seller in cash. Kuhlman also announced that it would extend the expiration time of the tender offer from January 22, 1996 to January 31, 1996. In addition to changing its price, Kuhlman amended the "Minimum Tender Condition" of its tender offer to require beneficial ownership by Kuhlman, giving effect to the tender offer, of a majority, excluding shares already owned by Kuhlman, (rather than the 80% set forth in its original offer) of common shares outstanding. The Company's Press Release of January 16, 1996, announcing the foregoing, is attached as Exhibit 9(a).
            On January 23, 1996, Kuhlman again amended its Tender Offer, increasing the price per share from $13 1/16 to $14.00, after the execution of the Merger Agreement with Pentair, Inc., described below. That amendment also extended the offer from January 31 to February 15, 1996. The offer is still subject to certain other conditions. A copy of that Amended Tender Offer is attached as Exhibit 9(b).
Item 3.   Identity and Background.
Item 3 is amended by adding thereto the following:
            On November 29, 1995, Kuhlman commenced the Offer at $12.00 per share. Subsequently, a representative of the Company contacted an officer of Kuhlman in an attempt to discuss the price of the Offer. Kuhlman responded that it was not interested in negotiating with the Board of Directors of the Company and would not increase the price of the Offer.
            Subsequently, the Company announced it had received an indication of interest from a third party, Pentair, Inc., to merge at a cash price range of $12 to $13 per share. Subsequently, counsel for the Company and counsel for Kuhlman were in regular contact. Counsel for Kuhlman was kept apprised of the general timing of Pentair's consideration of making an offer to merge. Specifically, counsel for Kuhlman was informed that Pentair was expected to make an offer at the Company's January 12, 1996 meeting of the Board of Directors.
            At the January 12 Board meeting representatives of Pentair indicated that they were prepared to make an offer to merge, but that as a condition to doing so, the Company had to agree to keep the offer in confidence. The Company agreed. Pentair then submitted a letter of intent calling for a merger at $13 per share. Pentair also insisted on a termination fee of $1,250,000, including expenses and the grant of options for 300,000 shares. Finally, Pentair demanded that the letter of intent be signed at the meeting or the offer would be permanently withdrawn. The Board informed Pentair that it needed to consider the offer and would not sign the letter of intent that day. Pentair stated that the offer was withdrawn but that it would consider the possibility of renewing the offer on Sunday, January 14, 1996, if the Company would continue to keep the offer confidential and if the Company was prepared to act at that time. The Board then established a Special Committee of outside directors to consider the Pentair offer and the Kuhlman offer.
            The evening of January 12, 1996, counsel for Pentair informed counsel for the Special Committee that it was imperative that a letter of intent be signed by January 14 and a merger agreement shortly thereafter in order for Pentair to proceed. Also on January 12, counsel for the Company informed counsel for Kuhlman that discussions with Pentair were ongoing and that something may happen shortly.
            On Saturday, January 13, a meeting of the Special Committee was held at which the Special Committee considered the terms of a draft letter of intent and merger agreement presented by Pentair. The Special Committee also discussed the best way to proceed to maximize shareholder value and provide both Pentair and Kuhlman with fair opportunities to increase their offers.
The Special Committee concluded that shareholder value would be enhanced by entering into the Pentair letter of intent at $13 per share which would not preclude a higher offer from Kuhlman. The Special Committee considered, among other factors, that Kuhlman had ample opportunity to increase its offer or enter into merger discussions in light of Pentair's interest, but it had chosen not to do so. The Special Committee considered that should the Company not proceed with the letter of intent that the $13 Pentair offer may be withdrawn and shareholders would be left with Kuhlman's $12 offer.
The Special Committee also concluded that it should negotiate the terms of the letter of intent, including price, amount of termination fee and options, applicability of termination fee, a termination expense reimbursement in favor of the Company, and the Company's right to announce the letter of intent.
            The Board of Directors of the Company met on Sunday, January 14 to consider the recommendation of the Special Committee that the Company enter into a letter of intent with Pentair on terms to be negotiated. The
Board approved the Special Committee's recommendations. Representatives of the Special Committee then negotiated terms of the letter of intent with representatives of Pentair. A revised letter of intent was presented by Pentair the evening of January 14 which remained at $13 but which made concessions regarding the amount and scope of the termination fee, the ability of the Company to announce the letter of intent, and an expense reimbursement in favor of the Company.
            On the morning of January 15, the letter of intent was executed by both the Company and Pentair and the Company delivered the letter of intent to Pentair at approximately 2:00 p.m. A press release was prepared and reviewed by both parties. The announcement of the letter of intent was released to NASDAQ at approximately 3:30 p.m. and to the public at approximately 4:00 p.m. At approximately the same time as the issuance of the press release, counsel for the Special Committee received a message and a letter from counsel for Kuhlman requesting that the Company discuss the terms of any letter of intent or other agreement with Kuhlman prior to entering into such an agreement. Upon receiving the message and the letter, counsel for the Special Committee called to inform counsel for Kuhlman that the Company already had entered into a letter of intent with Pentair which would not preclude a higher Kuhlman offer. Counsel for the Special Committee indicated that the Special Committe wanted to keep lines of communication open.
Kuhlman responded that it remained interested but had not acted to increase its offer because it did not want to negotiate against itself.
            Later in the evening, counsel for Kuhlman informed counsel for the Special Committee that Kuhlman would increase its Offer to $13 1/16 per share. Counsel for the Special Committee asked Kuhlman to provide information regarding its financing for the Offer since exhibits filed by Kuhlman with its Offer indicated that there were a number of conditions to Kuhlman's banks' obligations to loan funds for the Offer.
Counsel for Kuhlman confirmed in writing Kuhlman's increase in the Offer to $13 1/16, but no information regarding financing was provided. The letter also demanded, among other things, that the Company not enter into a merger agreement with Pentair.
            On January 16, the Company issued a press release announcing Kuhlman's intent to increase the Offer to $13 1/16 and indicating that the Company was in discussions with both Kuhlman and Pentair. Pentair's counsel provided information from its lender indicating that financing for the proposed merger was in place and that Pentair would represent in a merger agreement that it has sufficient funds available to fund the merger without any consent or approval of lenders required. Other terms of a proposed merger agreement also were discussed. The Company requested and received confirmation of an extension of the letter of intent to January 18.
            On January 17, counsel for the Special Committee wrote to counsel for Kuhlman again requesting further information regarding
Kuhlman's financing arrangements and conditions to its Offer. The
Company also agreed, as demanded by Kuhlman, to mail its proxy statement in connection with a special meeting of shareholders under the Control Share Acquisition Act. The meeting is scheduled for February 16, 1996. Also on January 17, counsel for Pentair indicated that Pentair would respond once Pentair had been able to review
Kuhlman's amended offer of $13 1/16.
            On January 18, counsel for Pentair indicated that Pentair would have a response late in the day and that the response likely would be favorable. Counsel for the Special Committee informed counsel for Kuhlman of this fact. Counsel for Kuhlman indicated Kuhlman would be able to respond immediately. Counsel for Kuhlman indicated that work had begun on a definitive credit agreement and that Kuhlman was prepared to waive many of the conditions of its Offer. Counsel for the Special Committee informed Kuhlman's counsel that time was of the essence and that the issues needed to be addressed immediately.

           Later in the day on January 18, representatives of Pentair informed representatives of the Company that Pentair was prepared to sign the proposed merger agreement at a price of $13.50 but that: (i) Pentair would require Special Committee approval before signing the merger agreement; (ii) the Company would have to grant options for 300,000 shares at a price of $13.50 per share; and (iii) the termination fee would have to be increased from $750,000 to the $1 million originally proposed. Later in the evening on January 18, counsel for the Special Committee informed Kuhlman's counsel that Pentair had expressed a strong interest in going forward and that Kuhlman would have to increase its price in excess of $13.50 to go forward. Counsel for the Special Committee also addressed again financing issues and other conditions of the Kuhlman offer. The Counsel for the special committee indicated to Kuhlman that, as in the past, the Company wanted to keep the lines of communication open and was also willing to consider merger terms with Kuhlman it if chose to proceed on that basis. Counsel for Kuhlman responded that Kuhlman would be able to respond quickly and that it believed Kuhlman would be able to take care of financing issues and other conditions. Later in the night, however, counsel for Kuhlman called counsel for the Special Committee and indicated that the chief executive officer of Kuhlman and a Kuhlman director were on a plantation in South Carolina and could not be disturbed until the next morning.
He also indicated that Kuhlman would be able to respond either over the weekend or by Monday and that the response may be that Kuhlman had no further interest or it might be a higher offer. Counsel for the Special Committee reiterated that time was of the essence and that Kuhlman had known about a competing party for a long period of time.
           Late in the morning on January 19, counsel for Kuhlman informed counsel for the Special Committee that Kuhlman remained very interested but that Kuhlman may need until sometime during the day on Monday to respond.
Early in the afternoon on January 19, the Special Committee held a meeting to consider the Pentair proposal at $13.50. The Special Committee considered its alternatives to maximize shareholder value in a manner calculated to promote a higher price without losing the $13.50 proposal made by Pentair. After considering a number of alternatives, the Special Committee decided to inform both sides that they could submit new offers through Monday, January 22 and that the Special Committee would attempt to make a final decision at that time if both parties would make their best offer. The
Special Committee also discussed, however, that unless the parties were willing to enter into formal, private auction procedures, there would be no assurances that the parties would choose to participate in this manner.
           After the Special Committee meeting, counsel for the Special Committee informed both counsel for Pentair and Kuhlman that the Special Committee would give both parties until Monday to increase their offers. Counsel for the Special Committee emphasized that both parties had been expressing concern about being involved in a bidding situation and that this method of proceeding was designed to bring closure to the process. Counsel for both Pentair and Kuhlman took the matter under advisement.
           In the middle of the afternoon on January 19, counsel for the Special Committee received a call and a letter from counsel for Pentair in which Pentair rejected the process of the Special Committee to solicit offers from both parties on Monday. Pentair demanded that the Company accept the Pentair offer to merge at $13.50 per share by executing the merger agreement and returning it to Pentair no later than 4:00 p.m. on January
19 or Pentair would issue a press release publicly withdrawing the offer and indicating that it had no further interest in pursuing the merger with the Company. Counsel for the Special Committee then called counsel for Kuhlman and informed him of Pentair's ultimatum and requested that Kuhlman respond by 4:00 p.m. if it was able to do so. Counsel for the Special Committee informed counsel for Kuhlman that the Special Committee would have to take Pentair's ultimatum under advisement and act in a manner which it considered to be in the best interest of shareholders and that the Special Committee could not assure Kuhlman that it would be able to obtain anymore time.
Counsel for Kuhlman urged the Special Committee to delay action. On several occasions during the remainder of the evening on January 19, counsel for the Special Committee informed counsel for Kuhlman that the Special Committee may have to proceed to act in the near future and that Kuhlman should respond if it is able to do so. Counsel for Kuhlman reiterated his request that the Special Committee delay action.
           During the afternoon and evening on January 19, numerous conversations took place between representatives of Pentair and the Company regarding the Pentair ultimatum. Pentair indicated that it would give hour-by-hour extensions of time on its ultimatum as long as it was satisfied that the Special Committee and the board of directors were acting as quickly as possible.
           On the night of January 19, the Special Committee met to consider the Pentair ultimatum. The Special Committee balanced the desire to ensure shareholders at least $13.50 per share while wanting to preserve an opportunity for Kuhlman to make a higher offer. As part of its deliberations, the Special Committee considered the fact that the merger agreement would not preclude a higher offer from Kuhlman and that it did not view an increase in the termination fee by $250,000 and the grant of options for 300,000 shares at an exercise price of $13.50 per share to be likely to impede a higher Kuhlman offer. The Special Committee concluded that it would recommend to the board of directors approval of the Pentair merger agreement at a price of $13.50 per share with the caveat that the Special Committee would try to negotiate the terms of the increase in the termination fee and the grant of options. Following the meeting of the Special Committee, a board meeting was held and the board received the report of the Special Committee. The board adopted the Special Committee's recommendation that the Company enter into the merger agreement with Pentair at $13.50 per share.
           On Saturday morning, January 20, a representative of the Company spoke with a representative of Pentair regarding the board's willingness to enter into the merger agreement at $13.50 per share subject to certain modifications, including with respect to the termination fee and the option agreement. Pentair would not reduce the termination fee below $1 million nor would it alter the terms of the option agreement. The Pentair representatives did affirm to the Company representative that Pentair would not use the option agreement or the underlying shares to block a higher offer. Accordingly, later in the day on January 20, the merger agreement and option agreement were fully executed and delivered.
           On Sunday, January 21, counsel for the Special Committee informed counsel for Kuhlman that the Company had proceeded to enter into a merger agreement with Kuhlman, the details of which would be announced Monday morning through a press release and that the merger agreement did not preclude Kuhlman from making a higher offer.
           On the morning of January 22, the Company issued a press release announcing the merger, Counsel for the Special Committee delivered a copy of the merger agreement to counsel for Kuhlman. Later in the day on January 22, counsel for Kuhlman informed counsel for the Special
Committee that Kuhlman had issued a press release increasing its offer to $14.00 per share. Counsel for Kuhlman informed counsel for the Special Committee that Kuhlman believes that the Company's board acted hastily and that Kuhlman has no desire to deal with the Company's board of directors or Special Committee. Counsel for the Special Committee again inquired about Kuhlman's financing arrangements and other conditions of the offer. Kuhlman responded to this request in a letter to counsel for the Special Committee dated January 24 in which Kuhlman stated that its relationship with its lenders was good, that financing was not a condition to the offer and that Kuhlman considers the Special
Committee's request regarding financing arrangements to be "immaterial".
On January 25, the Special Committee responded, through counsel, that the past due diligence the Company had conducted on Kuhlman's financial condition led the Special Committee to believe that its request for additional information regarding Kuhlman's financing arrangements for the offer are reasonable and relevant to the Special Committee's deliberations.
           This Special Committee has been informed by Pentair that Pentair plans to respond to the $14.00 Kuhlman offer by Friday, January 26, 1996.

Item 4.   The Solicitation or Recommendation.
            The Special Committee of the Board has unanimously determined that the shareholders be advised, that it takes no position with respect to this Tender Offer at the present time.

            This decision was made because of consideration of the following factors during the course of essentially the past year up to the date of such action:

            1. The Special Committee has requested additional information from Kuhlman regarding its Offer
            2. Kuhlman's financing commitments for the Offer contain conditions.
            3. The Special Committee has requested that Kuhlman undertake not to reduce the price of the Offer and such request is being considered by Kuhlman.
            4. The Offer price and terms compared to the Merger price and terms and the fact that discussions are continuing.
            5. The previously received, in connection with the Kuhlman Tender Offer, fairness opinion from Interstate/Johnson Lane indicating that a price of $12.00 per share was fair to the shareholders from a financial point of view;
            6. The execution of a Merger Agreement with Pentair, Inc., a publicly held Minnesota corporation, at a price of $13.50 per share for each share of the Company's common stock. See Item 6(d) below, and
Exhibit 9(c);
            7. The consideration of prices discussed in indications of interest received by the Company during the past year;
            8. The fact that the current market price of the Company's Shares for every trading day since the Kuhlman Offer was announced has been at or above the per-share price of the Offer; and that as of January 23, 1996, the lowest bid price of the shares was $14.00 dollars per share;
             9.   The nature of the Offer;

            10. An assessment by directors of the strengths and weaknesses of the Company's current business, business plans, prospects, financial condition, and stock market perception;

            11. A review of the trading history and current market value of the shares of the Company;
            12. The effect of the acquisition on the Company's customers, employees, suppliers, and business plans.
            Other than as set forth above, there was no basis for the decision on the Tender Offer, and no relative weight was assigned to any individual factor considered in reaching its determination.
Item 6.   Recent Transactions and Intent With Respect to Securities.
            Paragraph (d) of Item 6 is hereby revised and restated in full as follows:
            (d) On January 14, 1996, the Company received an offer to merge from Pentair, Inc., a Minnesota corporation, at a price of $13.00 per share for each share of common stock of the Company. That offer culminated in a letter of intent to merge, at that price, dated and signed on January 15, 1996.
Then on January 20, 1996, the Company signed an Agreement and Plan of Merger with Pentair and a Pentair subsidiary, providing for a merger of the Company with such subsidiary at a cash price of $13.50 per share for each share of outstanding Company common stock. Pursuant to the terms of the Merger Agreement, the Company granted to Pentair an option to purchase up to 300,000 shares of the Company's common stock at $13.50, exercisable until February 22, 1996. The Company will be required to pay Pentair a $1,000,000 termination fee, plus expenses of up to $250,000, if the Company is acquired by another party and under certain other circumstances. Consummation of the merger is subject to CCI shareholder approval and certain other conditions. This Merger Agreement is attached as Exhibit 9(c) hereto and is incorporated herein by reference.
Item 7.   Certain Negotiations and Transactions by the Subject Company.
            (a) Other than as disclosed herein, the Company is not engaged in any negotiations in response to the Offer which relate to or would result in:
(1) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company; (2) a purchase, sale, or transfer of a material amount of assets by the Company or any subsidiary of the Company;
(3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company. See Item 6(d) for a discussion of a recent receipt of an indication of interest.
            (b) Other than disclosed herein, there are no transactions, board resolutions, agreements in principle, or signed contracts in response to the Offer, which relate or would result in one or more of the matters referred to in Item 7(a)(1), (2), (3), or (4) above.

Shareholders are requested to monitor further developements. Action is expected to be taken at a Special Meeting or Meetings of Shareholders in the near future, at a date or dates to be announced.

Item 9. Material to be Filed as Exhibits.

    (a)   Press Release of January 16, 1996
    (b)   Kuhlman Tender Offer Amendment filed January 23, 1996

            (c) Communication Cable/Pentair Merger Agreement dated January 20, 1996
            (d)   Communication Cable/Pentair Option Agreement dated
January 20, 1996
            (e)   Communication Cable consent dated January 20, 1996
            Copies of the above listed Exhibits are not being distributed to shareholders, in the interest of time and economy. Any shareholder desiring a copy of any such Exhibit should call Brenda Clarke, Executive Secretary of the Company at 1-800-410-9473.
                                   SIGNATURE
            After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.
Date: January 25, 1996                    COMMUNICATION CABLE, INC.
                                          By:
                                             James R. Fore
                                             President and
                                             Chief Executive Officer